Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 29, 2022 with respect to the consolidated financial statements of Ostin Technology Group Co., Ltd, for the years ended September 30, 2021 and September 30, 2020, in this Amendment No.11 to the Registration Statement on Form F-1 of Ostin Technology Group Co., Ltd and the related Prospectus of Ostin Technology Group Co., Ltd filed with the Securities and Exchange Commission. Our report contains explanatory paragraph regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, Texas

March 29, 2022